Exhibit 99.1

Blue Moon Metals Reports Significant Development Momentum on its Norwegian Projects

TORONTO, Dec. 1, 2025 /CNW/ - Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON) (OTCQX: BMOOF), is pleased to provide an update on its activities in Norway, including progress at its flagship Nussir Copper-Gold-Silver Project and exploration drilling and development work underway at the NSG Copper-Zinc Project in advance of exploration drilling.

NUSSIR PROJECT UPDATE

The Nussir underground decline continues to advance steadily. The Company's mining contractor, Leonhard Nilsen & Sønner AS ("LNS"), which began construction in June has advanced a total of 656 metres as of November 27th. This steady progress marks a major step toward establishing underground access for future mine development, infill drilling, and early-stage infrastructure installation.

Figures 1 & 2: LNS and Blue Moon advancing underground development at Nussir (inspecting tunnel wall left and ground support activities at the face right). (CNW Group/Blue Moon Metals)

The Company has secured the main high-voltage transformer, one of the project's key long-lead items, which reduces schedule risk and supports the planned construction sequence.

Early Works Construction – Phase 1 has been successfully completed, establishing the initial construction areas and enabling subsequent development activities. Phase 2 is now underway and includes preparation of additional surface areas required for construction and the pad for the main substation and the incoming transformer.

Upgrades of the administration building, housing, and process plant building are underway, ensuring that essential on-site facilities progress in coordination with underground development.

Engineering Update

The feasibility study is progressing on schedule, with major design reviews now completed. The Company remains on track to publish the full NI 43-101 compliant feasibility study results in February. This study will be an update of the May 2023 JORC compliant feasibility study on the project and is primarily an update on operating and capital costs, capital spent to date and commodity prices.

Long-lead equipment packages have been issued to the market for formal tender to maintain alignment with procurement timelines and support the overall construction schedule.

Additionally, the geotechnical investigation program for the process facility has now been completed, providing important data to support upcoming engineering activities. A final investment decision is still on track for March 2026.

Nussir Exploration: Directional Drilling Program Underway

A surface directional drilling campaign at Nussir started in October. The program is designed to significantly expand the current mineral resource estimate ("MRE"), while testing for extensions of high-grade mineralization at depth. The Nussir geological system is the oldest sediment copper deposit in the world. The current MRE at Nussir is an indicated resource of 28.72 Mt of 1.02% Cu, 0.12 g/t Au and 12.3 g/t Ag and an inferred resource of 32.0 Mt of 1.01% Cu, 0.14 g/t Au and 14.6 g/t Ag starting from surface. See the technical report entitled "Report 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway, dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025 (the "Nussir Technical Report"), prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

The initial 4,000 metre directional drilling campaign is being conducted from one mother drill hole, with the deepest extending to approximately 1,250 metres depth. The goal is to infill a 650 metre gap between the current MRE and a historical high-grade intersection recorded in drillhole NUS-DD-14-001, which returned 9.7 metres at 0.93% Cu, 1.35 g/t Pd, 0.28 g/t Au, 0.61 g/t Pt and 11.5 g/t Ag.

The drilling will utilize advanced directional techniques to efficiently test the western extent of the deposit while minimizing surface disturbance and total drilled metres. Six daughter holes will be drilled from the existing mother hole (NUS-DD-14-001, 1,101 m deep), with wedge points placed between 400–700 metres. Drill spacing of approximately 200 metres is expected to support potential conversion to inferred resources under CIM guidelines.

This targeted campaign is designed to:

•	Test the block of material surrounding the deeper intersections, which represents an exploration target with an estimated tonnage between 8.5 Mt and 16.5 Mt, grading between 0.7% and 1.3% Cu, 9 to 17 g/t Ag, and 0.1 to 0.15 g/t Au. This potential quantity and grade range is based on a geological model incorporating previous drill results that defined the approximate length, thickness, depth and grade of the portion of the mineral resource estimate. It is conceptual in nature, and it is uncertain if further exploration will result in the target being delineated as a mineral resource (Section 1.7.1 of Nussir Technical Report).
•	Investigate elevated platinum and palladium levels at depth and potentially include in the MRE
•	Expand mineralization from the lower limit of the current resource (460 m) to a depth of over 1,000 metres
•	Testing down-dip extensions to depths of over 1,000 metres, with step-out capacity to 1,250 metres
•	Collecting geotechnical and metallurgical data to support future study phases, including for platinum and palladium

Figure 3. Long section (looking north) illustrating Nussir’s MRE and highlighting the target area for the ongoing deep drilling campaign within the red circle. (CNW Group/Blue Moon Metals)

NSG PROJECT UPDATE

At the NSG Copper-Zinc project, activities continue to ramp up. The Company's mining contractor, Fauskebygg AS ("Fauskebygg"), mobilized to site in September and has since completed the necessary improvements to the portal face and entrance. Fauskebygg is currently performing slashing of the first 50 metres of the tunnel to correct irregularities in the existing cross-section. This work is required to ensure equipment can transit in the tunnel safely and efficiently as development progresses.

On the exploration front, the technical team is reviewing and relogging historic Rupsi drill core at the NGU National Core Archive in Løkken. In parallel, the Company has recently completed detailed geological mapping across all mine permit areas. This work has significantly advanced the geological understanding of the district and has resulted in the identification of additional exploration targets for follow-up.

A 10,000 metre underground exploration program at the Rupsi deposit from underground is expected to start shortly. The program is focused on infill drilling and expansion drilling at the 9.23 Mt inferred resource of 1.19% Cu and 0.31% Zn. See the technical report entitled "Report 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025 (the "NSG Technical Report"), prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

There is strong potential to add gold, silver, sulfur and cobalt in the resource. Figure 2 outlines the existing 400 metre long tunnel that is in the process of being extended, and the location of the mineralization at the Rupsi deposit.

Figure 4. Interpreted model of the current estimation from the Rupsi deposit and the proposed underground drilling program. The blue dashed line is the existing tunnel, and the green is the permitted extension. (CNW Group/Blue Moon Metals)

RESTRICTED SHARE UNITS ("RSU") AWARD

The Company has also granted an aggregate of 385,415 RSUs under the Company's share compensation plan to certain officers. Each RSU represents a right to receive one common share of the Company, following the vesting of such RSUs over a two-year period.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website ( www.bluemoonmetals.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.

Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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SOURCE Blue Moon Metals

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For further information: For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com

CO: Blue Moon Metals

CNW 06:45e 01-DEC-25